September 25, 2025

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland & Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

Re: Zentek Ltd. - Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the annual and special meeting of shareholders of Zentek Ltd. (the "Company"), held on September 25, 2025 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors
At the Meeting, based on proxies received, shareholders approved all of the board of director nominees listed in the supplement to the Management Information Circular of the Company dated September 10, 2025, were elected as directors of the Company. Results of the votes were as follows:
		Votes For	Votes Withheld
	(a) Eric Wallman	19,097,684 97.157%	558,770 2.843%
	(b) John Snisarenko	19,109,789 97.219%	546,665 2.781%
	(c) Matt Fontes	14,252,403 72.507%	5,404,051 27.493%
	(d) Pete Gettinby	14,672,863 74.647%	4,983,591 25.353%

2.	Appointment of Auditor At the Meeting, based on proxies received, shareholders approved the appointment of the Company's auditors, BDO Canada LLP. The results of the votes were as follows:
		Votes For	Votes Withheld
		19,095,753 97.147%	560,701 2.853%
3.	Approval and Confirmation of Omnibus Long-Term Incentive Plan
At the Meeting, based on proxies received and votes calculated by ballot, shareholders approved and confirmed the Company's omnibus long-term incentive plan. The results of the votes were as follows:
		Votes For	Votes Against
		17,181,488 87.409%	2,474,966 12.591%

Yours truly,

Zentek Ltd.

Per: "Wendy Ford" (Signed)

 Wendy Ford

 Interim Chief Executive Officer and Chief Financial Officer